Exhibit 5.1

GREENBERG TRAURIG, LLP

18565 Jamboree Road, Suite 500

Irvine, CA 92612

August 21, 2026

Aqua Metals, Inc.

5370 Kietzke Lane, Suite 201

Reno, Nevada 89511

Re:         Registration Statement on Form S‑8

Ladies and Gentlemen:

We have acted as counsel to Aqua Metals, Inc. (the “Company”) in connection with its Registration Statement on Form S-8, as may be amended and supplemented from time to time (the “Registration Statement”), filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, in connection with the registration by the Company of 750,000 shares (the “Shares”) of common stock, $0.001 par value per share (the “Common Stock”), of the Company issuable under the Company’s 2019 Stock Incentive Plan.

For purposes of rendering this opinion, we have examined originals or copies of such documents and records as we have deemed appropriate. In conducting such examination, we have assumed the genuineness of all signatures and the authenticity of all documents submitted to us as originals and conformity to original documents of all documents submitted to us as copies.

Based upon and subject to the foregoing and the effect, if any, of the matters discussed below, after having given due regard to such issues of law as we deemed relevant, we are of the opinion that the Shares, when issued, delivered and paid for in accordance with the relevant plan and the terms of the individual option agreements and stock agreements, as applicable, will be legally issued, fully paid and non-assessable.

We are furnishing this opinion to the Company solely in connection with the Registration Statement. This opinion may not be relied on by, nor copies delivered to, any other person or entity without our prior written consent. Notwithstanding the preceding sentence we hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to its use as part of the Registration Statement.

Very truly yours, /s/ GREENBERG TRAURIG, LLP